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Exhibit 8.1

        March 25, 2002

Perficient, Inc.
7600-B North Capital of Texas Highway
Suite 340
Austin, Texas 78731

Primary Webworks, Inc.
622 Emerson Road, Suite 400
Creve Coeur, MO 63141

Re:
Agreement and Plan of Merger (the "Agreement") dated as of September 30, 2001, by and among Perficient, Inc., a Delaware corporation ("Parent"), Perficient Vertecon, Inc., a Delaware corporation ("Sub"), Primary Webworks, Inc. d/b/a Vertecon, Inc., a Missouri corporation ("Company"), and certain of Company's shareholders (the "Shareholders") of Company (as described more particularly in the Agreement).

Ladies and Gentlemen:

        We have acted as counsel to Company, in connection with the proposed merger (the "Merger") of Company with and into Sub, pursuant to the terms of the Agreement, as more particularly described in the Registration Statement on Form S-4 to be filed by Parent with the Securities and Exchange Commission today (the "Registration Statement"). This opinion is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement.

        We have solely examined and rely on the following documents: 1) the Agreement; 2) an unsigned copy of the Registration Statement; 3) a facsimile copy of a Representation Letter from Company for Tax Opinion, a copy of which is attached hereto; and 4) a facsimile copy of a Representation Letter from Parent for Tax Opinion, a copy of which is attached hereto.

        In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

        Our opinions are based on the assumptions and subject to the qualifications and limitations, set forth in this letter, including the following:

                a. We have assumed for purposes of this opinion that: (i) all documents submitted to us as originals are authentic; (ii) all signatures are genuine; (iii) all natural persons are legally capable of contracting; (iv) all copies submitted to us conform to the originals; (v) all documents examined by us have been duly and validly authorized, executed and delivered by, and are legal, valid and binding on and enforceable against, each of the parties thereto; (vi) any public certifications dated prior to the date of this opinion remain true as of the date of this opinion; and (vii) each public document is accurate, complete and authentic and all official public records are accurate and complete.

                b. This opinion is limited to the matters specifically stated in this letter, and no further opinion is to be implied or may be inferred beyond the opinions specifically stated herein. We have made no independent investigation regarding factual matters. This opinion is based solely on the state of the law as of the date of this opinion, and we specifically disclaim any obligation to monitor any of the matters stated in this opinion or to advise the persons entitled to rely on this opinion of any change in law or fact after the date of this opinion which might affect any of the opinions stated herein.

        Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and Parent and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

        As a tax-free reorganization, the Merger will have the following Federal income tax consequences for shareholders of Company, Company and Parent:

        1.    No gain or loss will be recognized by holders of common stock, no par value per share, of Company ("Company Common Stock") as a result of the exchange of such shares for common stock, par value $0.001 per share, of Parent ("Parent Common Stock") pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a shareholder of Company in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in Company Common Stock allocable to such fractional share interest.

        2.    The tax basis of the shares of Parent Common Stock received by each shareholder of Company will equal the tax basis of such shareholder's shares of Company Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

        3.    The holding period for the shares of Parent Common Stock received by each shareholder of Company will include the holding period for the shares of Company Common of such shareholder exchanged in the Merger.

        4.    Parent will not recognize gain or loss as a result of the Merger.

        5.    Company will not recognize gain or loss as a result of the Merger.

        Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Agreement.

        This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in that portion of the Proxy Statement captioned "Approval of Issuance of Shares of Perficient Common Stock in the Vertecon Merger—Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

                      Very truly yours,
                      /s/ Armstrong Teasdale LLP
                      Armstrong Teasdale LLP

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  Exhibit 8.1